UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Additional Application for Certification of Class Action due to Collapse of Dike in Rotem

Item 1

Additional Application for Certification of Class Action due to Collapse of Dike in Rotem

Further to the Company's reports of July 10, 2017 and August 18, 2017 (Reference Number: 2017-02-059011 and 2017-02-071854, respectively), regarding the collapse of the dike at Rotem’s evaporation pond on June 30, 2017, causing pollution of the Ashalim Stream Nature Reserve and the vicinity thereof (the “Ashalim Incident”), the Company updates that on May 1, 2018, the Israel Nature and Parks Authority (the “Applicant” or “NPA”) filed a motion with the Be’er Sheva District Court to strike the 3 applications for certification of class actions thus filed with respect to the Ashalim Incident, as according to the Applicant, the NPA is the entity most suitable to serve as a representative plaintiff in a class action in this regard.

Simultaneously, the Applicant filed an application for certification of a class action against the Company, its subsidiary Rotem Amfert Negev Ltd. (“Rotem”), and past and present officers of the Company and Rotem (jointly hereinafter: the “Respondents”), respecting to the Ashalim Incident. According to the Applicant, the Respondents, jointly and\or severally, are liable for compensation due to the Ashalim Incident, among other things by virtue of tort law and\or unjust enrichment law and by virtue of any law.

Within the Application the Court was requested, among other things, to issue orders whose purpose is to take all necessary measures in order to prevent recurrence of the environmental hazard, and also to cooperate with the Applicant and State authorities in order to minimize the ecological and environmental damage and cause the restoration of the nature reserve. Furthermore, the Court is requested to grant monetary relief to the injured public, due to the ecological and environmental damage, and to grant a monetary relief for purposes of restoration of the nature reserve, collectively in the amount of ILS 397 million (approximately $110 million).

The Company is reviewing the Application and considering its legal steps. In light of the preliminary stages of the Application and the scarcity of similar precedents, it is difficult to estimate at this stage the outcomes of this proceeding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 2, 2018